Horizon Lines, LLC

4064 Colony Road

Suite 200

Charlotte, North Carolina 28211|

October 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie J. Nolan McWilliams

Re:	Horizon Lines, LLC

Registration Statement on Form S-4

File No. 333-183561

Ladies and Gentlemen:

Horizon Lines, LLC (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 with respect to itself and the guarantors of the securities specified therein (File No. 333-183561), as amended, to 4:00 p.m., Eastern Time, on Tuesday, October 9, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael T. Avara
Michael T. Avara
Executive Vice President, Chief Financial Officer and Treasurer